amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	5 March 2004
Pages: Including cover page	5.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

pp. [signature]

Robyn Fry
General Counsel & Company Secretary

Doc# 105059 v1

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

5 March 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.

Robyn Fry
General Counsel & Company Secretary

Doc# 116206 v1

82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

From: ASX.Online@asx.com.au
Sent: Friday, 5 March 2004 14:10
To: rfry@amrad.com.au; nhaw@amrad.com.au
Subject: AML - ASX Online e-Lodgement - Confirmation of Release

120687.pdf (88 KB)

ASX confirms the release to the market of Doc ID: 120687 as follows: Release Time: 05-Mar-2004 14:09:43 ASX Code: AML File Name: 120687.pdf Your Announcement Title: Proposed offer of options to Amrad employees

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE
5 March 2004

PROPOSED OFFER OF OPTIONS TO AMRAD EMPLOYEES

In accordance with Listing Rule 3.10.3, Amrad Corporation Limited (the "Company") provides the following information in respect of a proposed grant of securities to all permanent and part time Company employees, excluding the Chief Executive Officer and executive management employees. The purpose of the proposed offer is to provide an incentive to Amrad employees for future performance.

It is proposed to grant options to acquire up to 531,150 fully paid ordinary shares in the Company to all Company employees.

The maximum number of options estimated to be granted, assuming all employees accept the offer when it is made, is 531,150 options.

The principal terms of the offer proposed to be made to employees are:

- The grant of approximately 531,150 options;
- no consideration is payable by employees for the options;
- the options are proposed to be granted on or around 31 March 2004;
- the options will be granted under and in accordance with the Company's Key Employee Share Option Plan (KESOP) which provides progressive vesting over the term of the options; and
- the exercise price of the options will be $1.15 per share.

Since the Company's KESOP was previously approved by shareholders in general meeting the Company will not seek further shareholder approval in respect of this proposed offer of options.

RM Fry
Company Secretary

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